EXHIBIT 2.1

STOCK SALE AND PURCHASE AGREEMENT

Preamble

     This “Stock Sale and Purchase Agreement” is entered into on October 24, 2005, among Nitches, Inc., a California corporation (the “Buyer”), Haresh Tharani, Mahesh Tharani, Manu Mirchandani, Victor Lee, and Eitan Haber (collectively, the “Sellers”), Designer Intimates, Inc., a Delaware corporation (“Holding”), NAP, Inc. a New York corporation (“Operating”), and are sometimes hereinafter referred to, individually, as a “Company” and, collectively, as the “Companies”; the Sellers and the Companies are each referred to hereinafter, individually, as a “Seller Party” and, collectively, as the “Seller Parties”).

Background

     WHEREAS, the Companies are in the business of designing, selling, importing, and distributing robes, loungewear, sleepwear, daywear, and other intimate apparel under owned trademarks, licensing agreements, distribution agreements, and retailers’ private labels; and

     WHEREAS, the Sellers own 72% of the issued and outstanding shares of capital stock of Holding as set forth in paragraph 3.4 herein (collectively, the “Purchased Shares”); and

     WHEREAS, Holding owns 100% of the issued and outstanding capital stock of Operating; and

     WHEREAS, the Buyer owns 28% of the issued and outstanding shares of capital stock of Holding as set forth on paragraph 3.4 herein; and

     WHEREAS, the Buyer participates in the day-to-day operation and control of the Companies and has full knowledge of and full access to all areas of the company; and

     WHEREAS, the Sellers each desire to sell and transfer to the Buyer their Shares of Holding, and the Buyer desires to purchase and acquire all of the Shares of Holding not already owned by Buyer,  on the terms and subject to the conditions set forth in this Agreement;

     NOW THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I

Definitions

          In addition to terms defined elsewhere in this agreement, the following terms, when used in this Agreement shall have the meanings indicated below:

“Affiliate” shall mean, with respect to any Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  For these purposes, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management of any Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Losses” shall have the meaning set forth in Section 7.3.

“Agreement” shall mean this Stock Sale and Purchase Agreement.

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 7.1.

“Buyer Recipient” shall have the meaning set forth in Section 8.2.

“Closing” and “Closing Date” shall have the meanings set forth in Section 2.1.

“Closing Balance Sheet” shall have the meaning set forth in Section 8.6.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor statute thereto.

“Company” and “Companies” shall have the meaning set forth in the preamble to this Agreement.

“Companies Financial Statements” shall have the meaning set forth in Section 3.9.

“Companies Material Adverse Effect” shall mean a material adverse effect on the results of operations, financial condition, business or assets of the Companies on a collective basis, in light of the applicable circumstances.

“Contract” shall mean any contract, indenture, mortgage, deed of trust, note, instrument, lease, license, arrangement or other agreement, whether oral or written, including without limitation, any license agreement, distribution agreement, and/or any other agreement.

“Environmental Claims” shall mean any and all claims, demand letters, notices of non-compliance, violation or liability, Proceedings, consent orders or consent agreements relating in any way to any Environmental Law.

“Environmental Law” shall mean any statute, law, rule or ordinance, and any judicial or administrative interpretation thereof (including any order, consent decree or judgment), relating to pollution or to protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, discharge or release of Hazardous Substances.

“ERISA” shall have the meaning set forth in Section 3.10.

“GAAP” shall mean United States generally accepted accounting principles, as consistently applied.

“Governmental Entity” shall mean any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing, arbitration panel, commission or other similar dispute resolving panel or body.

“Hazardous Substances” shall have the meaning set forth in Section 101(14) of the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C. §9601(14).

“Indemnity Cap” shall have the meaning set forth in Section 7.3.

“Interim Tax Period” shall mean any taxable year or period that begins before the Closing Date and ends after the Closing Date.

“Liabilities” shall mean any and all debts and liabilities, whether accrued or fixed, absolute, contingent or otherwise, matured or unmatured, determined or determinable, including without limitation, (i) those arising under an applicable law, rule, ordinance, statute; judgment or decree, and (ii) those arising under any Contract, commitment or undertaking.

“Lien” shall mean any mortgage, charge, pledge, lien, security interest, claim, encumbrance or restriction of any kind or nature except restrictions, liabilities or obligations of any kind or nature that arise by virtue of any of the Transaction Documents or restrictions that are imposed by the copyright, trademark or securities laws generally.

“Losses” shall mean any and all losses, shortages, damages, liabilities, claims, actions, causes of action, expenses (including reasonable attorneys and accountants and other professional fees and expenses), assessments, Taxes (including interest or penalties thereon) sustained, suffered or incurred by any indemnified party that are the subject of an indemnity provided under Article VII.

“Permitted Liens” shall mean (i) mechanics’, materialmen’s or similar inchoate Liens relating to liabilities not yet due and payable; (ii) Liens for current taxes not yet delinquent, or the validity of which is being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing foreclosure or enforcement of such Liens and where adequate reserves are established and maintained in accordance with generally accepted accounting principles; (iii) Liens securing purchase money security interests or capitalized lease obligations for the purchase or lease of furniture, fixtures or equipment in the ordinary course of business; (iv) Liens or pledges in connection with workmen’s compensation, unemployment insurance or other social security obligations; (v) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of alike nature incurred in the ordinary course of business; and (vi) judgment Liens with respect to which execution has been stayed within 30 days by appropriate judicial proceedings and the posting of adequate security.

“Person” shall mean any natural person, corporation, unincorporated organization, partnership, association, limited liability company, joint stock company, joint venture, trust or government, or any agency or political subdivision of any government, or any other entity.

“Pre-Closing Tax Period” shall mean any taxable year or period ending on or before the Closing Date.

“Prime Rate” shall mean the rate of interest publicly announced by Citibank N.A. as its prime rate as announced from time to time at its principal place of business in New York, New York.

“Proceeding” shall mean any suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) or prosecution.

“Purchase Price” shall have the meaning set forth in Section 2.2.

“Purchased Shares” shall have the meaning set forth in the Background to this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and any successor statute thereto.

“Seller Indemnified Parties” shall have the meaning set forth in Section 7.2.

“Sellers”, “Seller Party”, and “Seller Parties” shall have the meanings set forth in the Preamble to this Agreement.

“Tax” and “Taxes” shall mean any material federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes filed with any taxing authority, including any schedule or attachment thereto and including any amendment thereof.

“Third Party Claim” shall have the meaning set forth in Section 7.4.

“To the knowledge of” a party hereto shall mean, as to such party, the actual knowledge of such party and any assertion of a claim, dispute, right, demand or other state of facts set forth in a writing received by such party.

“Transaction Documents” shall mean this Agreement and any other agreements executed and delivered by the parties in connection with the transactions contemplated hereby.

ARTICLE II

Closing; Sale of Purchased Shares; Consideration

2.1 Closing.

                    (i)     Subject to the terms and conditions of this Agreement, the consummation of the sale and purchase of Purchased Shares and the other transfers and deliveries to be made pursuant to this Agreement (the “Closing”) took place on October 24, 2005, subject to fulfillment or waiver of each of the conditions set forth in Articles V and VI hereof, at 8:30 a.m. at the offices of The Resource Club, #6 Country Club Lane, Florham, New Jersey, 07932.

                    (ii)    All actions taken and all documents executed and delivered by all parties at the Closing were conditioned upon and subject to the taking and delivery, on the Closing Date, of all other actions to be taken and documents to be executed and delivered as of the Closing Date and if any such action is not taken or any such document is not delivered as required, no actions shall be deemed to have been taken nor shall any documents be deemed to have been executed and delivered.

2.2     Sale of Purchased Shares; Consideration.  On the terms and subject to the conditions set forth herein, each of the Sellers shall sell to the Buyer, and the Buyer shall purchase from the Sellers, the Purchased Shares. In consideration of the sale of the Purchased Shares, on the Closing Date, the Buyer paid to the Sellers the aggregate Purchase Price of U.S.$1,800,000 in the form of 180,000 restricted shares of the common stock of Nitches, Inc. valued at $5.10 per share, determined by the average closing price from October 17, 2005 through October 21, 2005 and 8,820 shares of  Series A preferred stock of Nitches, Inc. valued at $100.00 per share. The Purchase Price is payable to the Sellers, as derived from their respective percentage ownership in Holding (see Section 3.4 here-in), in the following distribution of shares:

	Common	Preferred

Haresh Tharani	100,000	4,900
Mahesh Tharani	10,000	490
Manu Mirchandani	20,000	980
Victor Lee	37,500	1,838
Eitan Haber	12,500	612

          The stock certificates will be delivered within 60 days from the closing date.

ARTICLE III

Representations and Warranties of the Seller Parties

          In order to induce the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, as of the Closing Date, the Seller Parties, jointly and severally, represent and warrant to the Buyer as follows:

3.1 Organization.

                    (iii)     Each of the Companies is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware as to Holding and the State of New York as to Operating.  Each of the Companies has all requisite right, power and authority to (i) own or lease and operate its properties and assets, (ii) conduct its business as presently conducted, and (iii) engage in and consummate the transactions contemplated hereby.

                    (iv)     Each of the Companies is duly licensed or qualified to do business as a foreign corporation, as the case may be, and is in good standing in each jurisdiction in which a material part of its properties owned or leased by it or the operation of a material part of its business makes such licensing or qualification necessary.  The Seller Parties have heretofore delivered to the Buyer true and complete copies of the certificate of incorporation and limited liability company certificate, respectively, and other organizational documents of the Companies as currently in effect.

(v) Except for Holding as to Operating, no Company has any subsidiaries, any equity investments in, any securities of or any other interests in, any Person.

3.2     Authorization; Enforceability.  Each Seller Party has the power and authority and has taken all necessary action to execute, deliver and perform this Agreement and the other Transaction Documents to which he or it is a party and to consummate the transactions contemplated hereby and thereby and to take all other actions required to be taken by him or it pursuant to the provisions hereof and thereof.  This Agreement has been duly executed and delivered by, and as of the Closing Date has been duly authorized by all Companies and each Seller Party.  This Agreement is, and each of the other Transaction Documents to which each Company or any Seller Party is a party, when executed and delivered by the signatories thereto, will be, legal, valid and binding upon and enforceable against the applicable Seller Parties, in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally or by general equity principles.

3.3     No Violation or Conflict.  The execution, delivery and performance of this Agreement by the Seller Parties and the other Transaction Documents by the Seller Parties thereto and the consummation by the applicable Seller Parties of the transactions contemplated hereby and thereby (i) will not violate (with or without the giving of notice or the lapse of time or both) any law, rule, regulation, court order, writ, judgment, injunction or decree applicable to any Seller Party or any of their respective properties or assets, (ii) will not violate or breach the certificate of incorporation or by-laws, of any Seller Party, (iii) will not, with or without the passage of time or the giving of notice, result in the breach of, or constitute a default under, or result in the acceleration of the performance of the obligations of any Company under any Current License Agreement, office lease, employment agreement or other material Contract to which the Company is a party or by which the Company or any of its respective assets is bound or affected, and (iv) will not result in the creation of any Lien on any of the assets or properties of any Company or the Sellers.

3.4 Capitalization.

                    (a)     There are authorized and issued 300 shares of the capital stock of Holding, of which shares and membership interests of Holding are issued and outstanding and owned of record and beneficially by the Sellers as follows:

Haresh Tharani	-	120	(40)%
Mahesh Tharani	-	12	(4)%
Manu Mirchandani	-	24	(8)%
Victor Lee	-	45	(15)%
Eitan Haber	-	15	(5)%

                             All of the authorized and issued capital stock of  Operating are issued and outstanding and owned of record and beneficially 100% by Holding.  At the Closing, the Purchased Shares constitute 72% of the issued and outstanding equity interests in Holding and Holding continues to own 100% of Operating.  At the

 Closing, the Purchased Shares are duly authorized for issuance and validly issued, fully paid and nonassessable, free and clear of all Liens.  At the Closing, none of the Purchased Shares have been issued in violation of, or will be subject to, any preemptive or subscription rights.  There are no outstanding warrants, options or rights of any kind to acquire any shares of any class of capital stock interests of any Company, nor are there outstanding any rights, securities, obligations or other instruments convertible into any such shares of any Company, nor are there any obligations to issue any such warrants, options, rights or convertible instruments.  There are no outstanding contractual obligations of any Company to purchase, redeem or otherwise acquire any equity interests of or to make any loans to or investment in, any other Person.  There are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Purchased Shares except for this Agreement.

                    (b)     Upon consummation of the Closing, the transfer of the Purchased Shares will vest in the Buyer valid and indefeasible legal title to, the Purchased Shares, free and clear of all Liens (other than Liens created by the Buyer or pursuant to a Contract to which the Buyer is a party).

3.5     Consents and Approvals.  No consent, approval, waiver or authorization of, or registration, qualification or filing with or notice to any Governmental Entity, or any other Person, is required to be made by any Seller Party in connection with the execution, delivery or performance of this Agreement by the Seller Parties and/or the consummation by the Seller Parties of the transactions contemplated hereby.

3.6     Brokers.  The Seller Parties have not employed any financial advisor, broker or finder and have not incurred and will not incur any broker’s, finder’s, investment banking or similar fees, commissions or expenses, in connection with the origination, negotiation or execution of this Agreement or any of the other Transaction Documents.

3.7 Compliance with Laws.

                    (a)     Each Company has operated its business so as to comply with all applicable material foreign and domestic statutes, laws, ordinances, codes, governmental rules and regulations, judgments, orders, decrees, restrictions, licenses, property, privacy or other proprietary or intellectual property rights or any other rights whatsoever of any Person.  Each Company is not in violation of any applicable material law, ordinance, regulation or order relating to its operations or its owned, licensed or leased properties or rights (including, without limitation Environmental Laws).

                    (b)     Each Company has obtained all material licenses, permits, franchises or other governmental authorizations necessary for the ownership or operation of its properties or the conduct of the Company’s business as presently conducted.

(b)     Litigation.  There is no material proceeding, pending or, to the knowledge of the Seller Parties, threatened, against any Company, except for the SumerBank complaint dating from 1996 in Turkey.  There is no proceeding, pending, or to the knowledge of the Seller Parties, threatened against any Seller Party that questions the validity of this Agreement, any other

Transaction Document or any action taken or to be taken hereunder or thereunder, or that would have a material adverse effect on the ability of the Seller Parties to perform their obligations under this Agreement or any other Transaction Document.  Each Company is not in default under any judgment, order or decree of any Governmental Entity.  There are no outstanding written audit requests or pending audits, against any Company.  There is no pending or, to the knowledge of the Seller Parties, threatened governmental inquiry regarding any Company or the transactions contemplated by this Agreement.

(c) Companies Financial Statements: Liabilities.

                    (i)     To the knowledge of the Sellers, the Buyer has been furnished true and complete copies of the audited consolidated financial statements of Holding as of, and for the years ended August 31, 2003 and August 31, 2004 and for the un-audited consolidated financial statements of Holding for the periods ended August 31, 2005 and September 30, 2005, including the balance sheet and related statements of income (collectively, the “Companies Financial Statements”). The Companies Financial Statements (i) are in accordance with the books and records of the Companies, (ii) have been prepared in accordance with GAAP, (iii) fairly present the financial position and results of operations of the Companies on a consolidated basis as of the respective dates thereof and for the periods referred to therein, and (iv) include all adjustments (consisting only of normal accounting accruals) that are necessary for a fair presentation of the consolidated financial condition of the Companies and the results of operations for the periods covered thereby. The audit for the period ended August 31, 2005 will be provided within 60 days of the closing date.

                    (ii)    No Company has any Liabilities that are not reflected in the Companies Financial Statements or disclosed with reasonable specificity in this Agreement which would be required to be reflected on financial statements or in the footnotes thereto pursuant to GAAP, except for those incurred since September 30, 2005 in the ordinary course of the Companies’ business, which have been approved by the Buyer.

(d)     Employee Benefit Plans.  No Seller Party has directly or indirectly acted in any manner or incurred any obligation or liability, and will not prior to the Closing Date directly or indirectly act in any manner or incur any obligation or liability, with respect to any employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended “ERISA”) which has or could give rise to any Liens on assets of a Company, or which could result in any material liability or obligation on the Buyer, whether arising out of the establishment, operation, administration, or termination of such employee benefits plans.  Each Company has not sponsored or contributed to any pension plans subject to Title IV of ERISA.  Each Company does not contribute to any multiemployer pension plans (as defined in ERISA section 3(37)) and has not incurred and does not reasonably expect to incur any withdrawal liability.

(e)     Taxes.  Except for matters that would not have a material adverse effect, to the knowledge of the Sellers, (i) all returns in respect of Taxes required to be filed with respect to each Company for any period ending on or prior to the Closing Date have been timely filed or will be timely filed(taking into account any extension of time to file granted to, or obtained on behalf of, the Company), (ii) all Taxes shown to be payable on such returns have been paid, (iii) no deficiency for any material amount of Tax has been asserted or assessed by a taxing authority against any Company, (iv) there are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which any Company is subject, and (v) no Company is a party to any Tax sharing, indemnity or allocation agreement.  The Sellers have delivered to the Buyer correct and complete copies of all federal income tax returns since August 31, 2001.

(f)     Labor Matters.  Each Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and is not engaged in any unfair labor practice.  Each Company is not a party to any union agreement and there are no labor unions or other organizations representing or to the knowledge of the Seller Parties, attempting to represent any employee of the Company.  There are (i) no work stoppages or other labor disputes, disturbances, grievances or written claims pending or, to the knowledge of the Seller Parties, threatened in connection with the employees of a Company, (ii) each Company has no liability to any or all of its employees under or arising as a result of the Worker Adjustment and Retraining Act and there are no unfair labor practice charges or complaints pending or, to the knowledge of the Seller Parties, threatened in writing against the Company before the National Labor Relations Board or any State Labor Relations Board, and (iii) there are no written claims of discrimination of any kind pending or, to the knowledge of the Seller Parties, threatened against a Company, before any Governmental Entity.

(g) Absence of Certain Chances or Events. Except as disclosed herein, each Seller has not caused a Company to:

incur any material obligation or liability (fixed or contingent) or engaged in any transactions except in the ordinary course of business;

suffer the occurrence of any events which, individually or in the aggregate are reasonably expected to have a Company Material Adverse Effect;

                    sell, transfer, lease or terminate any of its assets, rights or properties having, in the aggregate, any material value, other than as a consequence of the conduct of the Business in the ordinary course of business;

waive or release any rights having, in the aggregate, any material value, other than as a consequence of the conduct of the business in the ordinary course of business;

make any commitment to increase any employee benefits or to adopt any additional employee benefit plan;

make or entered into any contract or commitment to make any capital expenditures;

purchase or redeem any of its capital stock or equity interests;

issue or sell any of its capital stock, other securities or equity interests, or grant any options for the purchase of any of its capital stock, securities or equity interests;

                    create or assume any obligation for borrowed money or made any loans or advances (other than advances of expenses or vacation pay to employees in the ordinary course of business) or assume, guarantee, or otherwise become liable with respect to the obligations of, any Person;

suffer any material casualty, loss or damage with respect to any of its rights, properties or assets, whether or not such loss or damage shall have been covered by insurance; or

agree to do any of the foregoing.

(h) Insurance. The Companies are covered by insurance policies which coverage will continue on the Closing Date.

(i)     Environmental and Other Permits and Licenses; Related Matters.  To the knowledge of each Seller:  (i) no Company has received written notice of any violation of any Environmental Laws and the Company is in material compliance with all applicable Environmental Laws; (ii) each Company has obtained all material permits and licenses required by Environmental Laws and is and has been in material compliance with their requirements; and (iii) there are no pending or, to the knowledge of the Seller Parties threatened in writing Environmental Claims against a Company or any of its properties.

(j)     Disclosure.  No representation or warranty by the Seller Parties contained in the Transaction Documents, and no certificate or schedule furnished or to be furnished by or on behalf of the Seller Parties pursuant to the Transaction Documents, when taken together, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make such statements, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

Representations and Warranties of the Buyer

     In order to induce the Seller Parties to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer represents and warrants to the Seller Parties as follows:

Organization.

(i) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of California.

                    (ii)     The Buyer has all requisite right, power and authority to (i) own or lease and operate its properties and assets, (ii) conduct its business as presently conducted, and (iii) engage in and consummate the transactions contemplated hereby.

(k) Authorization; Enforceability. The Buyer has the power and authority and has taken all necessary action to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and to take all other actions required to be taken by it pursuant to the provisions hereof.  This Agreement has been duly executed and delivered by, and has been authorized by all necessary corporate action of, the Buyer.  This Agreement is legal, valid and binding upon and enforceable against the Buyer, in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally or by general equity principles.

(l)     No Violation or Conflict.  The execution, delivery and performance of this Agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby (i) will not violate (with or without the giving of notice or the lapse of time or both) any law, rule, regulation, court order, writ, judgment, injunction or decree applicable to the Buyer or any of its properties or assets, (ii) will not violate or breach the organizational documents of the Buyer, (iii) will not, with or without the passage of time or the giving of notice, result in the breach of, or constitute a default under, or result in the acceleration of the performance of the obligations of the Buyer under any material Contract to which such Buyer is a party or by which the Buyer or any of its assets is bound or affected, and (iv) will not result in the creation of any Lien on any of the assets or properties of the Buyer.

(m)     Consents and Approvals.  No consent, approval, waiver or authorization of, or registration, qualification or filing with or notice to any Governmental Entity, or any other Person, is required to be made by the Buyer in connection with the execution, delivery or performance of this Agreement by the Buyer and/or the consummation by the Buyer of the transactions contemplated hereby.

(n)     Brokers.  The Buyer has not employed any financial advisor, broker or finder and has not incurred and will not incur any broker’s, finder’s, investment banking or similar fees, commissions or expenses, in connection with the origination, negotiation or execution of this Agreement.

(o)     Investment Representations.  The Buyer represents that (a) all of the Purchased Shares will be acquired for its account and not with a view towards distribution thereof; (b) it understands that the Purchased Shares will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Sellers in a transaction not involving a public offering and that under such laws and applicable regulations the Purchased Shares may be resold without registration under the Securities Act only in certain limited circumstances; (c) it has had an opportunity to ask questions and receive answers from the Sellers regarding the terms and conditions of the Purchased Shares and the operations and prospects of each Company; (d) it is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act; and (e) it understands that the certificates representing the Purchased Shares may bear legends to the effect that the Purchased Shares may not be transferred except upon compliance with the registration requirements of the Securities Act or an exemption there from.

(p)     Disclosure.  No representation or warranty by the Buyer contained in the Transaction Documents, and no certificate or schedule furnished or to be furnished by or on behalf of the Buyer pursuant to the Transaction Documents, when taken together, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make such statements, in light of the circumstances under which they were made, not misleading.

ARTICLE V

Conditions Precedent to Buyer’s Obligations

     All obligations of the Buyer under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Buyer, in its sole discretion:

Seller Parties’ Performance.  The Seller Parties shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by them, and the Seller Parties’ representations and warranties shall be true in all material respects as of the Closing Date as if made on the Closing Date.

(q)     Institution of Proceedings; Injunction.  There shall not have been instituted by any Person (including any Governmental Entity) any bona fide Proceeding to restrain or invalidate the transactions contemplated by any of the Transaction Documents, and there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in a Proceeding against the consummation of the transactions contemplated by any of the Transaction Documents.

(r) Deliveries by Seller Parties. The Seller Parties shall have delivered to the Buyer:

(i) Stock certificates representing the Purchased Shares in a form suitable for transfer to the Buyer, together with stock or other powers executed by the Sellers;

(ii) The stock books, stock ledgers, minute books and corporate seals of each Company;

                    (iii)   Certified resolutions of the Boards of Directors of the Sellers and each Company, authorizing the execution and performance of this Agreement and all actions to be taken by the Sellers and the Company under this Agreement;

ARTICLE VI

Conditions Precedent to Seller Parties’ Obligations

     All obligations of the Seller Parties under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Seller Parties, in their sole discretion:

Buyer’s Performance.  The Buyer shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it, and the Buyer’s representations and warranties shall be true in all material respects as of the Closing Date as if made on the Closing Date.

(s)     Institution of Proceedings; Injunction.  There shall not have been instituted by any Person (including any Governmental Entity) any bona fide Proceeding to restrain or invalidate the transactions contemplated by any of the Transaction Documents, and there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in a Proceeding against the consummation of the transactions contemplated by any of the Transaction Documents.

(t) Deliveries by Buyer. The Buyer shall have delivered to the Seller Parties:

(i) Certified resolutions of the Board of Directors of the Buyer, authorizing the execution and performance of this Agreement and all actions to be taken by the Buyer hereunder; and

ARTICLE VII

Indemnification

Indemnity by the Sellers.  The Sellers jointly agree to indemnify and hold harmless (without duplication) each Company, the Buyer and the Buyer’s Affiliates, officers, directors, employees and agents (collectively, the “Buyer Indemnified Parties”) from and against, and to reimburse the Buyer with respect to, any and all Losses incurred by the Buyer Indemnified Parties by reason of or arising out of or in connection with (i) the breach of any representation or warranty contained in Article III hereof, or any certificate or schedule delivered by the Seller Parties to the Buyer under this Agreement, or (ii) the failure or breach of the Seller Parties to perform any agreement required by this Agreement to be performed by them.

(u)     Indemnity by the Buyer.  The Buyer agrees to indemnify and hold harmless the Seller Parties, and their respective Affiliates, officers, directors, employees and agents (collectively, the “Seller Indemnified Parties”), from and against, and to reimburse the Seller Indemnified Parties on demand with respect to, any and all Losses incurred by the Seller Indemnified Parties by reason of or arising out of or in connection with (i) the breach of any representation or warranty contained in Article IV hereof or in any certificate or schedule delivered by the Buyer to any Seller Party pursuant to the provisions of this Agreement, or (ii) the failure or breach of the Buyer to perform any agreement required by this Agreement to be performed by them.

(v)     Limitations on Indemnification.  Neither the Buyer Indemnified Parties, on the one hand, nor the Seller Indemnified Parties, on the other hand, shall be entitled to be indemnified pursuant to clause (i) of Section 7.1 hereof, or pursuant to clause (i) of Section 7.2 hereof (as the case may be) unless, until and to the extent that the aggregate of all Losses (other than those referred to in the proviso to this sentence) incurred by the Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be (“Aggregate Losses”), exceeds $250,000. In no event shall the liability of the Sellers, on the one hand, or the Buyer, on the other hand, for all Aggregate Losses hereunder exceed 10% of the amount of the Purchase Price received by the Sellers as of the date on which payment of such Losses is made by the applicable indemnifying party (the “Indemnity Cap”). Each of the Sellers is further limited to his prorated share of any payment based on his percentage ownership of the Purchased Shares as set forth in Section 3.4. The representations and warranties contained in or made pursuant to this Agreement shall survive the Closing Date, regardless of any investigation made by or on behalf of any party, through October 24, 2006, as set forth in Section 10.3.  Claims made for indemnification hereunder for a breach of a representation or a warranty or an agreement must be made in writing with reasonable specificity on or prior to November 30, 2006.

(w) Procedures for Certain Claims.

                    (i)     In order to be entitled to indemnification under Section 7.1 or 7.2 hereof, whether or not in respect of, arising out of or involving a Third Party Claim (as defined below), the indemnified party seeking to be indemnified shall furnish written notice promptly thereof to the indemnifying parties, which notice shall specify in reasonable detail the basis for such claim for indemnification; provided, however, that the failure to notify the indemnifying parties shall not relieve the indemnifying parties from any liability which they may have under this Agreement, except to the extent that such party has been materially prejudiced by such failure.

                    (ii)    In order to be entitled to indemnification under Section 7.1 or 7.2 hereof, in respect of, arising out of or involving a claim, demand or commencement of any action (a “Third Party Claim”) made by any third party against an indemnified party, the indemnified party shall promptly notify the indemnifying parties in writing and in reasonable detail of the Third Party Claim; provided, however, that the failure to notify the indemnifying parties shall not relieve the indemnifying parties from any liability which they may have under this Agreement, except to the extent that such party has been materially prejudiced by such failure.

                    (iii)   If a Third Party Claim shall be made against an indemnified party, the indemnifying parties shall be entitled to participate in the defense thereof and to assume the defense thereof with counsel reasonably satisfactory to the indemnified party.

                    (iv)  After notice from the indemnifying parties to the indemnified party of its election to assume the defense of the Third Party Claim, the indemnifying parties shall not be liable to the indemnified party for any legal or other expense subsequently incurred by the indemnified party in connection with the defense thereof, other than reasonable costs of investigation; provided, however, that if counsel defending such Third Party Claim shall advise the parties of a potential conflict of interest arising from the existence of one or more legal defenses available to the indemnified party which are different from or additional to those available to a Company, the indemnifying party or its Affiliates, then the indemnified party may retain separate counsel to defend it and in that event the reasonable fees and expenses of such separate counsel shall be paid by the indemnifying parties if applicable under this Article VII.  Subject to the proviso to the foregoing sentence, if the indemnifying parties assume such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying parties.  The indemnifying parties shall be liable for the reasonable fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying parties have not assumed the defense thereof if they ultimately are found to be liable under Section 7.1 or 7.2 hereof, to indemnify the indemnified party.  If the indemnifying parties choose to defend or prosecute any Third Party Claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

                    (v)   Whether or not the indemnifying parties shall have assumed the defense of a Third Party Claim, the indemnified party shall not without the indemnifying parties’ written consent, which shall not be unreasonably withheld or delayed, admit any liability with respect to, or settle, compromise or discharge such Third Party Claim in excess of $5,000 individually or $25,000 in the aggregate unless, in connection with such admission, settlement or compromise, the indemnified party shall assume liability therefore under Section 7.1 or 7.2.  Without the indemnified party’s written consent, the indemnifying parties shall not settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or other plaintiff to the indemnified party of a written release from all liability in respect of such Third Party Claim or if such settlement shall include injunctive or other relief that affects or relates to the right or obligations of such indemnified party, other than the obligation to pay monetary damages where such damages have been satisfied by the indemnifying parties or their respective Affiliates.

                    (vi)  All indemnification payments hereunder shall be made, together with interest thereon at a per annum rate equal to the Prime Rate plus 2%; from the date that is 30 days after the date of the indemnified party’s notification of the applicable Loss to the date paid.

ARTICLE VIII

Further Agreements

Confidentiality; Publicity.

                    (vii)  The Buyer shall, and shall cause its directors, officers, employees and agents (each a “Buyer Recipient”) to, maintain in confidence all information furnished to them in connection with or relating to this Agreement or the business and affairs of the Seller Parties and their Affiliates.  The preceding sentence shall not apply to information that (i) becomes generally available to the public other than as a result of disclosure by such Buyer Recipient contrary to this Agreement, (ii) was available to such Buyer Recipient on a non-confidential basis prior to the disclosure to such Buyer Recipient by the Seller Parties, (iii) becomes available to such Buyer Recipient on a non-confidential basis from a source other than the Seller Parties, unless such Buyer Recipient knows that such source is bound by a confidentiality agreement or is otherwise prohibited from transmitting the information to such Buyer Recipient by a contractual obligation, (iv) is independently developed by such Buyer Recipient without reference to confidential information received from the Seller Parties, or (v) from and after the Closing, relates to a Company and does not relate to any other Seller Party or Affiliate thereof.  Notwithstanding the foregoing, in the event that information is required to be disclosed by securities or other applicable law or if a Buyer Recipient receives a request to disclose all or any part of the confidential information under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or a governmental body, the Buyer may comply with such requirement of law and in connection therewith agree to (a) promptly notify the Sellers of the existence, terms and circumstances surrounding such disclosure requirement or request, (b) consult with the Sellers, and at its expense, cooperate with the Sellers to take legally available steps to resist or narrow such disclosure or request, and (c) if disclosure of such information is required, exercise reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the disclosed information which the Sellers so designates.

                    (viii)  From and after the Closing Date, the Sellers agree to, and shall cause their employees and agents (each a “Seller Recipient”) to, maintain in confidence all proprietary or confidential information relating to the business and affairs of the Companies and all information provided to them pursuant to Section 10.7 hereof.  The preceding sentence shall not apply to information that (i) is or becomes generally available to the public other than as a result of disclosure by such Seller Recipient contrary to this Agreement, (ii) is, was or becomes available to such Seller Recipient on a non-confidential basis from a source other than the Buyer or a Company, unless such Seller Recipient knows that such source is bound by a confidentiality agreement or is otherwise prohibited from transmitting the information to such Seller Recipient by a contractual obligation or (iii) is independently developed by such Seller Recipient without reference to confidential information received from the Buyer or a Company.  In the event that information is required to be disclosed by securities or other applicable law or if a Seller Recipient receives a request to disclose all or any part of the confidential information under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or a governmental body, the Sellers may comply with such requirement of law and in connection therewith agrees to (a) promptly notify the Buyer of the existence, terms and circumstances surrounding such disclosure requirement or request, (b) consult with the Buyer, and at the Buyer’s expense, cooperate with the Buyer to take legally available steps to resist or narrow such disclosure or request, and (c) if disclosure of such information is required, exercise reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the disclosed information which the Buyer so designates.

                    (ix)  The Buyer and any Buyer Recipient, on the one hand, and the Seller Parties and any Seller Recipient, on the other hand, will maintain in confidence the transactions contemplated by this Agreement and the terms thereof, and none of such persons will issue any press release or make any other public announcement or public disclosure relating to the transactions contemplated by this Agreement or the terms thereof without the written prior consent of the other party, provided that any party may make any disclosure required to be made by it under applicable law if it determines in good faith that it is required to do so and gives prior notice to the other party.

(x)     Reasonable Efforts.  Each of the parties shall use, and the Sellers shall cause each Company to use, reasonable efforts to effectuate the transactions hereby contemplated and to fulfill the conditions to the other party’s obligations set forth in Article V and VI hereof, as applicable.

(y)     Post-Closing Audit.  The Buyer and the Sellers agree that, promptly following the Closing, at the Buyer’s expense, the parties hereto shall engage Berenson, LLP to prepare and deliver an audited consolidated balance sheet of Holding (the “Closing Balance Sheet”) as of the opening of business on the Closing Date.  The Closing Balance Sheet shall be prepared on a basis consistent with the Companies Financial Statements.

ARTICLE IX

Tax Matters

Tax Indemnity. The following provisions shall govern the allocation of responsibility as between the Buyer and the Sellers for certain tax matters following the Closing Date:

                    (i)     The Sellers agree to indemnify the Buyer against all Taxes of each Company, or of any member of any affiliated group with which a Company files or consolidated or combined income tax return, with respect to any period or portion thereof that ends on or before the Closing Date, in excess of the amount, if any, reserved for Taxes on the Closing Balance Sheet.  The Buyer shall be responsible for all Taxes for which it is not indemnified hereunder, and, in addition, for Taxes attributable to any transactions occurring on the Closing Date but after the Closing that are not in the ordinary course of business.  Any obligation of the Sellers to indemnify the Buyer under this Section 9.1 shall be subject to the same limitations that would apply under Section 7.3 of this Agreement if the obligation to indemnify arose under Section 7.1.

                    (ii)   With respect to any Tax that is payable with respect to a taxable period that begins before the Closing Date and that ends after the Closing Date, the portion of any such Tax allocable to the portion of the period ending on the Closing Date shall be deemed to equal: (i) in the case of Taxes that are based upon or related to income or receipts, the amount that would be payable if the taxable year ended with the Closing Date, and (ii) in the case of Taxes imposed on a periodic basis and measured by the level of any item, the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period.

(z) Returns and Payments. The Buyer shall prepare or cause to be prepared, in a manner consistent with past practice, all Tax Returns of the Companies with respect to any taxable period.

(aa)   Refunds and Tax Benefits.  Any refunds received by the Buyer or any Company (and any equivalent benefit obtained through a reduction in Tax liability for a post-Closing Date period) of Taxes relating to taxable periods or portions thereof ending on or before the Closing Date shall be for the account of the Buyer.

(bb) Miscellaneous.

(i) The Sellers and the Buyer agree to treat all payments made under the indemnity provisions of this Agreement as adjustments to the Purchase Price for Tax purposes.

                    (ii)    Payments by the Sellers hereunder shall be limited to the amount of any liability or damage that remains after deducting therefrom (i) any tax benefit realizable by the Buyer or any Company by reason of the deductibility of such liability or damage (determined by multiplying such deductible amount by the then applicable highest effective corporate income tax rate), (ii) any indemnity, contribution or other similar payment recoverable by the Buyer or any Company from any third party with respect thereto, and (iii) any reserves provided for the item in question on the Closing Balance Sheet.

(iii) Neither the Buyer nor any Company (nor any of their Affiliates) shall make any election under section 338 of the Code with respect to the transactions contemplated by this Agreement.

                    (iv)  Notwithstanding any provision in this Agreement to the contrary, the obligation of the Sellers to indemnify and hold harmless the Buyer and the Companies under this Agreement for Taxes shall terminate at the close of business on the expiration of the applicable statute of limitations with respect to the Tax liabilities in question.

ARTICLE X

Miscellaneous Provisions

Notices.   Any notice, request, demand or other communication required or permitted under this Agreement shall be in writing and shall be delivered personally or sent by prepaid courier (with guaranteed next day service or other guaranteed delivery date) to the parties at the addresses set forth below their names below (or at such other addresses as shall be specified by the parties by like notice).

If to the Seller Parties:

The Resource Club, Ltd.
1400 Broadway, 33rd Floor
New York, New York 10018
Attention: Haresh Tharani

With a copy to:

Thelen Reid & Priest LLP
875 Madison Avenue
New York, New York 10022
Attention: H. Joseph Mello, Esq.

If to the Buyer:

Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121
Attention: Paul Wyandt

With copies to:

Duane Morris
101 West Broadway Suite 900
San Diego, CA 92101
Attention: James A. Mercer, Esq.

Such notices, demands, claims and other communications shall be deemed given when actually received or in the case of delivery by courier service with guaranteed delivery, the day guaranteed by such service for delivery.

(cc)     No Offset: Cross Default.  The Buyer shall have no right to, and shall not, offset any amounts payable by the Buyer to any Seller Party under Section 2.2 hereof against any amounts owed to the Buyer or a Company by any Seller Party under Article VII of this Agreement except to the extent (i) the applicable Seller Party shall have agreed in writing that the applicable amount to be offset is then due and owing or (ii) there shall have been entered a final judgment by a court of competent jurisdiction which is not subject to appeal or as to which the time to appeal has expired, which holds that the applicable amount to be offset is then due and owing by a Seller Party to the Buyer or a Company.

(dd)     Survival.  All statements, certifications, indemnifications, representations and warranties made hereby by the parties to this Agreement, and their respective covenants, agreements and obligations to be performed pursuant to the terms hereof, shall survive the Closing Date and the representations and warranties made hereby by the parties shall terminate on October 24, 2006; provided however, that the representations and warranties contained in Sections 3.6 and 4.5 shall survive until the expiration of the statute of limitations applicable to claims made with respect to such representations and warranties.

(ee)     Entire Agreement.  This Agreement and the other Transaction Documents contain every obligation and understanding between the parties relating to the subject matter hereof and merge all prior discussions, negotiations and agreements, if any, between them, and none of the parties shall be bound by any representations, warranties, covenants, or other understandings, other than as expressly provided or referred to herein.

(ff)     Assignment.  This Agreement may not be assigned by any party without the written consent of the other party, except that this Agreement be assigned by any party hereto to an Affiliate, provided that the assigning party shall remain jointly and severally liable with such Affiliate for its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(gg)     Waiver and Amendment.  Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof, and any term, condition or covenant hereof may be amended by the parties hereto at any time.  Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party by a person who has been authorized by such party to execute waivers, extensions or amendments on its behalf.  No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party’s rights under such provisions at any other time or a waiver of such party’s rights under any other provision of this Agreement.  No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

(hh)    Books and Records.  From and after the Closing, the Buyer shall, and shall cause each Company to, provide the Sellers with such information as may be reasonably requested for all periods prior to the Closing Date to enable the Sellers to prepare tax returns and financial and other reports and the Sellers shall, on reasonable notice to a Company and the Buyer, have access during usual business hours to the books and records included in the assets of such Company for all periods prior to the Closing Date and may make copies and extracts from such books and records, for all reasonable business and tax purposes.  The Buyer agrees to cause each Company to retain its books and records for all periods prior to the Closing Date for at least 7 years after the Closing Date.

(ii)     No Third Party Beneficiary.  Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

(jj)     Severability.  In the event that any one or more of the provisions contained in this Agreement shall be declared invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect, and such invalid, void or unenforceable provision shall be interpreted as closely as possible to the manner in which it was written.

(kk)   Expenses; Transfer Taxes.  Each party agrees to pay, without right of reimbursement from the other party, the costs incurred by it incident to the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, costs incident to the preparation of this Agreement, and the fees and disbursements of counsel, accountants and consultants employed by such party in connection herewith.  The Buyer agrees to pay all sales, transfer, stamp, real property transfer or gains and similar Taxes incurred in connection with the transfer of the Purchased Shares contemplated hereby.

(ll)    Headings.  Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The specification of any dollar amount in the representations or warranties contained in this Agreement is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or is not material for purposes of this Agreement.

(mm) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(nn)     Governing Law; Jurisdiction.  This Agreement has been entered into and shall be construed and enforced in accordance with the laws of the State of New York without reference to the choice of law principles thereof.  Each party hereto agrees that any action, proceeding or claim it commences against any other party pursuant to this Agreement shall be brought in either the courts of the State of New York, sitting in New York County, or the courts of the United States for the Southern District of New York.  Each party hereby irrevocably submits to the jurisdiction of the courts of the State of New York, sitting in New York County, and the courts of the United States for the Southern District of New York.  Each party irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court, any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum and the right to object, with respect to any such suit, action or proceeding brought in any such court, that such court does not have jurisdiction over such party.  In any such suit, action or proceeding, each party waives, to the fullest extent it may effectively do so, personal service of any summons, complaint or other process and agrees that the service thereof may be made by certified or registered mail, addressed to such party at its address set forth in Section 10.1.  Each party agrees that a final non-appealable judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding.

(oo)    Number and Gender.  Whenever the context of this Agreement requires, words used in the singular shall be construed to include the plural and vice versa, and pronouns of whatsoever gender shall be deemed to include and designate the masculine, feminine, or neuter gender.

(pp)    Further Assurances.  From time to time following the Closing, the Sellers shall execute and deliver, or cause to be executed and delivered, to the Buyer such other instruments of conveyance and transfer as the Buyer may reasonably request or as may be otherwise necessary to more effectively convey and transfer to, and vest in, the Buyer and to put the Buyer in possession of, any part of the Purchased Shares.  From time to time following the Closing, the Buyer shall execute and deliver, or cause to be executed and delivered, to the Sellers such other instruments and documents as the Sellers may reasonably request or as may be otherwise necessary to more effectively consummate the transactions contemplated hereby.  Following the Closing, the Seller Parties agree to forward to the Buyer any correspondence or other communications addressed to a Company, received by them.

(qq)    Remedies.  The parties acknowledge and understand that their obligations pursuant to Sections 8.1 and 8.2 of this Agreement are of a special and unique nature, the loss of which cannot be adequately compensated for in damages by an action at law, and that the breach or threatened breach of such provisions of this Agreement would cause the other parties irreparable harm.  In the event of a breach or threatened breach by any of the parties of the provisions of Sections 8.1 or 8.2 of this Agreement, the non-breaching party shall be entitled to seek specific performance or an injunction restraining any or all of the breaching parties from such breach.  Nothing herein contained shall be construed as prohibiting any party from or limiting any party in pursuing any other remedies available for any breach or threatened breach of Sections 8.1 or 8.2 of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.

/s/Haresh Tharani

HARESH THARANI

/s/Mahesh Tharani

MAHESH THARANI

/s/Manu Mirchandani

MANU MIRCHANDANI

/s/Victor Lee

VICTOR LEE

/s/Eitan Haber

EITAN HABER

DESIGNER INTIMATES, INC.

By:	/s/Haresh Tharani

Title:	CHAIRMAN

NAP, INC.

By:	/s/Haresh Tharani

Title:	CHAIRMAN

NITCHES, INC.

By:	/s/Steven P. Wyandt

Title:	CHAIRMAN